UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 40-F

[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[   ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _______________________	Commission File Number _______________________

_______________________

Kirkland Lake Gold Ltd.
(Exact name of Registrant as specified in its charter)

Ontario	1000	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

200 Bay Street, Suite 3120
Toronto, Ontario M5J 2J1
Canada
(416) 840-7884
(Address and telephone number of Registrant’s principal executive offices)

_______________________

Registered Agent Solutions, Inc.
99 Washington Avenue
Suite 1008
Albany, NY 12260
(888) 705-7274
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

_______________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ]Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. [   ] Yes      [   ] No

Indicate by check mark by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule. [   ] Yes      [X] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Kirkland Lake Gold Ltd. (the “Company”, the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of Kirkland Lake Gold Ltd. (the “Registrant”) contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company’s Annual Information Form for the year ended December 31, 2016 filed as Exhibit 99.3 to this Registration Statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing standards.

RESOURCE AND RESERVE ESTIMATES

The exhibits incorporated by reference into this Registration Statement have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this registration statement and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.160, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.161 through 99.193 inclusive, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2016, attached hereto as Exhibit 99.3.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2016, based upon the noon rate of exchange as quoted by the Bank of Canada was U.S.$1.00 = Cdn$1.3427.

CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2016, information with respect to the Registrant’s known contractual obligations (in thousands):

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Accounts payable and accrued liabilities(1)	$72,076	$72,076	$-	$-	$-
Convertible debentures(2)	$93,281	$93,281	$-	$-	$-
Finance lease payments(3)	$29,123	$13,117	$15,876	$130	$-
Office rent and other obligations	$2,514	$1,277	$606	$631	$-
Income taxes payable	$3,747	$3,747	$-	$-	$-
Environmental rehabilitation provision	$63,828	$14,880	$-	$-	$48,948
Provisions – employee entitlements	$5,812	$4,391	$1,421	$-	$-
Total	$270,381	$202,769	$17,903	$761	$48,948

(1)

See Note 19 set out in the annual audited consolidated financial statements for Kirkland Lake Gold Ltd. as at December 31, 2016, December 31, 2015, April 30, 2015 and April 30, 2014 and the year ended December 31, 2016, the eight-month period ended December 31, 2015 and year ended April 30, 2015 (the “Financial Statements”);

(2)	See Note 22 and Note 30 in the Financial Statements (includes principal outstanding and cash interest payments);

(3)	See Note 20 in the Financial Statements (includes cash payments); and

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant will concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD LTD.

By:	/s/ Jennifer Wagner
Name: Jennifer Wagner
Title: Corporate Secretary

Date: August 4, 2017

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Annual Audited Consolidated Financial Statements for Kirkland Lake Gold Ltd. as at December 31, 2016, December 31, 2015, April 30, 2015 and April 30, 2014 and the Year Ended December 31, 2016, the Eight-Month Period Ended December 31, 2015 and Year Ended April 30, 2015

99.2	Management's Discussion and Analysis for the year ended December 31, 2016

99.3	Annual Information Form dated March 30, 2017

99.4	Certification of Refiled Annual Financial Statements by the CEO dated August 1 2017

99.5	Certification of Refiled Annual Financial Statements by the CFO dated August 1 2017

99.6	Indenture dated July 19, 2012

99.7	Supplemental Indenture dated November 7, 2012

99.8	Arrangement Agreement dated November 16, 2015

99.9	News Release dated January 11, 2016

99.10	News Release dated January 18, 2016

99.11	News Release dated January 26, 2016

99.12	Articles of Arrangement dated January 26, 2016

99.13	News Release dated February 2, 2016

99.14	News Release dated February 12, 2016

99.15	Material Change Report dated February 17, 2016

99.16	News Release dated February 26, 2016

99.17	News Release dated February 29, 2016

99.18	News Release dated March 4, 2016

99.19	Consolidated Financial Statements for the years ended December 31, 2015 and 2014

99.20	Management’s Discussion and Analysis for the years ended December 31, 2015 and 2014

99.21	Confirmation of Notice of Record and Meeting Dates dated March 16, 2016

99.22	News Release dated March 21, 2016

99.23*	Technical Report for the Maud Creek Gold Project, Northern Territory Australia dated March 21, 2016*

99.24*	Technical Report for the Stawell Gold Mine, Victoria, Australia dated March 16, 2016*

99.25*	Report on the Mineral Resources & Minerals Reserves of the Northern Territory Operations, Northern Territory, Australia dated March 21, 2016*

99.26**	Report on the Mineral Resources & Mineral Reserves of the Fosterville Gold Mine, Victoria, Australia dated March 21, 2016**

99.27	Annual Information Form for the year ended December 31, 2015

99.28	Certification of Annual Filings in connection with filing of Annual Information Form by CEO March 21, 2016

99.29	Certification of Annual Filings in connection with filing of Annual Information Form by CFO March 21, 2016

Exhibit	Description

99.30	Material Change Report dated March 21, 2016

99.31	Revised Confirmation of Notice of Record and Meeting Dates dated March 28, 2016

99.32	News Release dated March 30, 2016

99.33	News Release dated April 4, 2016

99.34	News Release dated April 6, 2016

99.35	News Release dated April 12, 2016

99.36	Notice of Annual General Meeting of Shareholders dated April 7, 2016

99.37	Management Information Circular dated April 7, 2016

99.38	Form of Proxy dated April 22, 2016

99.39	News Release dated April 26, 2016

99.40	News Release dated April 29, 2016

99.41	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2016 and 2015

99.42	Management’s Discussion and Analysis for the three months ended March 31, 2016 and 2015

99.43	Certification of Interim Filings by CEO April 29, 2016

99.44	Certification of Interim Filings by CFO April 29, 2016

99.45	News Release dated May 9, 2016

99.46	News Release dated May16, 2016

99.47**	Technical Report and Preliminary Economic Assessment of the Maud Creek Gold Project, Northern Territory, Australia dated May 16, 2016**

99.48	News Release dated May 18, 2016

99.49**	Amended Technical Report and Preliminary Economic Assessment of the Maud Creek Gold Project, Northern Territory, Australia dated May 18, 2016**

99.50	Material Change Report dated May 18, 2016

99.51	News Release dated May 26, 2016

99.52	Report of voting results dated May 26, 2016

99.53	News release dated June 27, 2016

99.54	News release dated July 12, 2016

99.55	News release dated July 29, 2016

99.56	Management’s Discussion and Analysis for the three and six months ended June 30, 2016

99.57	Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2016 and 2015

99.58	Certification of Interim Filings by CEO dated July 29, 2016,

99.59	Certification of Interim Filings by CFO dated July 29, 2016

99.60	News release dated August 3, 2016

99.61	News release dated August 22, 2016

99.62	News release dated September 14, 2016

Exhibit	Description

99.63	News release dated September 20, 2016

99.64	News release dated September 29, 2016

99.65	Form of Voting and Support Agreement dated September 29, 2016 re Kirkland Lake Gold Inc.

99.66	Form of Voting and Support Agreement dated September 29, 2016 re Kirkland Lake Gold Inc.

99.67	Form of Voting and Support Agreement dated September 29, 2016 re Newmarket Gold Inc.

99.68	Arrangement Agreement dated September 29, 2016

99.69	Material Change Report dated October 4, 2016

99.70	Confirmation of Notice of Record and Meeting Dates dated October 12, 2016

99.71	News release dated October 13, 2016

99.72	Revised Confirmation of Notice of Record and Meeting Dates dated October 13, 2016

99.73	Certificate of Officer dated October 31, 2016

99.74	Notice of Special Meeting of Shareholder of Newmarket Gold Inc. dated October 28, 2016

99.75	Joint Management Information Circular Concerning an Arrangement Involving Kirkland Lake Gold Inc. and Newmarket Gold Inc. dated October 28, 2016

99.76	Annual Information Form of Kirkland Lake Gold Inc. dated March 10, 2016

99.77	Audited Financial statements of Kirkland Lake Gold Inc. for the stub year ended December 31, 2015 and the year ended April 30, 2015

99.78	Management’s Discussion and Analysis of Kirkland Lake Gold Inc. for the eight month (stub) year ended December 31, 2015

99.79	Unaudited Condensed Consolidated Interim Financial Statements of Kirkland Lake Gold Inc. as at and for the three and six month period ended June 30, 2016 and July 31, 2015

99.80	Management’s Discussion and Analysis of Kirkland Lake Gold Inc. for the three and six months ended June 30, 2016

99.81	Management Information Circular of Kirkland Lake Gold Inc. dated May 16, 2016

99.82	Management Information Circular of Kirkland Lake Gold Inc. dated December 15, 2015

99.83	Management information circular of Kirkland Lake Gold Inc. dated September 23, 2015

99.84	Material Change Report of Kirkland Lake Gold Inc. dated October 3, 2016

99.85	Material Change Report of Kirkland Lake Gold Inc. dated January 27, 2016

99.86	News Release dated August 2, 2017

99.87	Joint Management Information Circular of Newmarket Gold Inc. and Crocodile Gold Corp. dated June 2, 2015

99.88	News Release dated October 31, 2016

99.89	Form of proxy dated October 31, 2016

99.90	News Release dated November 3, 2016

99.91	Management’s Discussion and Analysis for the three and nine months ended September 30, 2016

99.92	Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2016 and 2015

99.93	Certification of Interim Filings by CEO dated November 3, 2016

Exhibit	Description

99.94	Certification of Interim Filings by CFO dated November 3, 2016

99.95	News Release dated November 8, 2016

99.96	News Release dated November 9, 2016

99.97	News Release dated November 11, 2016

99.98	News Release dated November 25, 2016

99.99	Report of voting results dated November 25, 2016

99.100	Letter of Transmittal for Registered Holders of Common Shares of Newmarket Gold Inc. dated November 29, 2016

99.101	News Release dated November 30, 2016

99.102	Articles of Amendment dated November 30, 2016

99.103	Notice of Change in Corporate Structure Pursuant to Section 4.9 of National Instrument 51-102 dated December 2, 2016

99.104	News Release dated November 30, 2016

99.105	Second Supplemental Indenture dated as of November 30, 2016

99.106	Material Change Report dated December 2, 2016

99.107	News Release dated December 6, 2016

99.108	News Release dated December 12, 2016

99.109	News Release dated December 23, 2016

99.110	News Release dated January 3, 2017

99.111	Report of Exempt Distribution dated January 3, 2017

99.112	News Release dated January 9, 2017

99.113	News Release dated January 17, 2017

99.114	News Release dated January 19, 2017

99.115	News Release dated January 30, 2017

99.116	News Release dated February 27, 2017

99.117	News Release dated March 6, 2017

99.118	Confirmation of Notice of Record and Meeting Dates dated March 10, 2017

99.119	News Release dated March 28, 2017

99.120	News Release dated March 29, 2017

99.121	Third Supplemental Indenture dated March 13, 2017

99.122***	Report on the Mineral Resources & Mineral Reserves of the Northern Territory Operations, Northern Territory, Australia dated March 30, 2017***

99.123***	Macassa Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017***

99.124***	Holt-Holloway Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017***

99.125****	Report on the Mineral Resources & Mineral Reserves of the Stawell Gold Mine, Victoria, Australia dated March 30, 2017****

99.126****	Hislop Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017****

Exhibit	Description

99.127****	Report on the Mineral Resources & Minerals Reserves of the Fosterville Gold Mine, Victoria, Australia dated March 30, 2017****

99.128****	Taylor Property, Ontario, Canada Updated NI 43-101 Technical Report dated March 30, 2017****

99.129	News Release dated March 30, 2017

99.130	Voting Instruction Form dated April 11, 2017

99.131	Notice of Annual General Meeting of Shareholders dated April 7, 2017

99.132	Management Information Circular dated April 7, 2017

99.133	Form of Proxy dated April 11, 2017

99.134	Kirkland Lake Gold Ltd. Long Term Incentive Plan dated April 7, 2017

99.135	Kirkland Lake Gold Ltd. Deferred Share Unit Plan dated April 7, 2017

99.136	Code of Conduct dated April 11, 2017

99.137	News Release dated April 12, 2017

99.138	Form of Proxy dated April 12, 2017

99.139	News Release dated April 24, 2017

99.140	News Release dated May 3, 2017

99.141	News Release dated May 4, 2017

99.142	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2017 and 2016

99.143	Management’s Discussion and Analysis for the three months ended March 31, 2017 and 2016

99.144	Certification of Interim Filings by CEO dated May 4, 2017

99.145	Certification of Interim Filings by CFO dated May 4, 2017

99.146	Report of voting results dated May 4, 2017

99.147	News Release dated May 5, 2017

99.148	News Release dated May 15, 2017

99.149	News Release dated May 23, 2017

99.150	Annual Report 2016

99.151	News Release dated June 19, 2017

99.152	News Release dated June 21, 2017

99.153	News Release dated June 27, 2017

99.154	News Release dated June 28, 2017

99.155	News Release dated July 9, 2017

99.156	News Release dated July 27, 2017

99.157	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2017 and 2016

99.158	Management’s Discussion and Analysis for the three and six months ended June 30, 2017 and 2016

99.159	Certification of Interim Filings by CEO dated August 1, 2017

99.160	Certification of Interim Filings by CFO dated August 1, 2017

Exhibit	Description

99.161	Consent of Jason Keily

99.162	Consent of Peter Fairfield

99.163	Consent of SRK Consulting (Australia) Pty Ltd.

99.164	Consent of David Schonfeldt

99.165	Consent of Danny Kentwell

99.166	Consent of Justine Tracey

99.167	Consent of Mark Edwards

99.168	Consent of Wayne Chapman

99.169	Consent of Murray Smith

99.170	Consent of Troy Fuller

99.171	Consent of Ion Hann

99.172	Consent of Mining Plus PTY Ltd.

99.173	Consent of Simon Walsh

99.174	Consent of Pierre Rocque

99.175	Consent of Douglas Carter

99.176	Consent of John Winterbottom

99.177	Consent of Ian Holland

99.178	Consent of Glenn R. Clark

99.179	Consent of Glenn R. Clark & Associates

99.180	Consent of Stewart Carmichael

99.181	Consent of Christopher Stewart

99.182	Consent of Keyvan Salehi

99.183	Consent of Dean Basile

99.184	Consent of Phil Bremner

99.185	Consent MiningOne Pty

99.186	Consent of Simon Hitchman

99.187	Consent of Stuart Hutchin

99.188	Consent of GMP Securities L.P.

99.189	Consent of CIBC World Markets Inc.

99.190	Consent of RBC Dominion Securities Inc.

99.191	Consent of Maxit Capital LP

99.192	Consent of PricewaterhouseCoopers LLP

99.193	Consent of KPMG LLP

* to be filed with Amendment No. 1 to this Registration Statement on Form 40-F
** to be filed with Amendment No. 2 to this Registration Statement on Form 40-F
*** to be filed with Amendment No. 3 to this Registration Statement on Form 40-F
**** to be filed with Amendment No. 4 to this Registration Statement on Form 40-F